COMMENTS RECEIVED ON 05/27/2025

FROM KIM McMANUS

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Flex Large Cap Focused Index Fund

POST-EFFECTIVE AMENDMENT NO. 181

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Flex International Focused Index Fund

Fidelity Flex Mid Cap Focused Index Fund

Fidelity Flex Small Cap Focused Index Fund

POST-EFFECTIVE AMENDMENT NO. 596

1)

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions, which are not reflected in the tables and examples below.”

C:

The Staff requests we revise the bold sentence to add “and other fees to financial intermediaries” after “brokerage commissions.”

R:

As noted in the “Eligibility” sub-section of the “Buying Shares” section of each fund’s prospectus, shares of each fund are “available only to certain fee-based accounts and advisory programs offered by Fidelity.” As shares of the funds are not available through financial intermediaries, we respectfully decline to revise the disclosure.

2)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add disclosure of the greater risk of conflicts of interest and index manipulation due to the relationship of the index provider and the fund’s investment adviser.

R:

The prospectus contains disclosure in “Investment Details” that Fidelity Product Services LLC (FPS) is the index provider and that FPS is an affiliated person of the Adviser. The following disclosure is also included in the Appendix:

“The fund(s), the Adviser, and Geode have each adopted policies and procedures designed to minimize potential conflicts of interest in connection with the management of the fund(s).”

Given the policies and procedures we have in place that are designed to minimize potential conflicts of interest in connection with the management of the fund we don’t believe this is a principal investment risk. We believe the fund’s principal investment risks are appropriately disclosed. Accordingly, we have not modified the fund’s disclosure.

3)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff notes that when the fund has been operating for a calendar year, there should be an explanation in the narrative preceding the performance presentation (or in a footnote to the performance presentation) explaining that the performance does not reflect fees charged at the wrap account or retirement plan level.

R:

We confirm that when each fund has performance to report in the prospectus, we will disclose that the performance does not reflect the impact of any fees paid at the fee‐based account or plan level.

4)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

Example from Fidelity Flex International Focused Index Fund:

“The Fidelity Global ex U.S. Focused IndexSM was created by Fidelity Product Services LLC (FPS) using a rules-based proprietary index methodology that includes all non-U.S. large-and mid-capitalization stocks meeting certain market capitalization, liquidity, and investability requirements. The index is rebalanced annually, with a provision to make adjustments for certain corporate actions on a quarterly basis. Ad-hoc rebalances may occur as needed as frequently as monthly. FPS is the index provider. FPS is an affiliated person of the Adviser.”

C:

The Staff requests we expand to briefly describe the “certain market capitalization, liquidity and investability requirements” used as selection criteria for each fund’s index. In addition, the Staff requests we state the index weighting methodology (e.g., pre-float adjusted).

R:

For each fund, Fidelity’s rules‐based proprietary index methodology for the fund is described in plain English in the “Fund Basics” section under “Principal Investment Strategies.” In addition, the “Appendix” section of each fund’s prospectus notes that “[a]dditional information regarding the index or indices is available on i.fidelity.com/indices.” This website contains the complete index methodology. Accordingly, we do not believe additional disclosure is needed.

5)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

Example from Fidelity Flex International Focused Index Fund:

“The Fidelity Global ex U.S. Focused IndexSM was created by Fidelity Product Services LLC (FPS) using a rules-based proprietary index methodology that includes all non-U.S. large-and mid-capitalization stocks meeting certain market capitalization, liquidity, and investability requirements. The index is rebalanced annually, with a provision to make adjustments for certain corporate actions on a quarterly basis. Ad-hoc rebalances may occur as needed as frequently as monthly. FPS is the index provider. FPS is an affiliated person of the Adviser.”

C:

The Staff requests we provide a number or range of index components.

R:

For each fund, Fidelity’s rules‐based proprietary index methodology for the fund is described in plain English in the “Fund Basics” section under “Principal Investment Strategies.” In addition, the “Appendix” section of each fund’s prospectus notes that “[a]dditional information regarding the index or indices is available on i.fidelity.com/indices.” This website contains the complete index methodology, which includes starting universe and other information. Accordingly, we do not believe additional disclosure is needed.

6)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

Example from Fidelity Flex International Focused Index Fund:

“The Fidelity Global ex U.S. Focused IndexSM was created by Fidelity Product Services LLC (FPS) using a rules-based proprietary index methodology that includes all non-U.S. large-and mid-capitalization stocks meeting certain market capitalization, liquidity, and investability requirements. The index is rebalanced annually, with a provision to make adjustments for certain corporate actions on a quarterly basis. Ad-hoc rebalances may occur as needed as frequently as monthly. FPS is the index provider. FPS is an affiliated person of the Adviser.”

C:

The Staff requests we revise to clarify what the ad-hoc monthly rebalancing is aimed it.

R:

For each fund, Fidelity’s rules‐based proprietary index methodology for the fund is described in plain English in the “Fund Basics” section under “Principal Investment Strategies.” In addition, the “Appendix” section of each fund’s prospectus notes that “[a]dditional information regarding the index or indices is available on i.fidelity.com/indices.” This website contains the complete index methodology, which includes rebalance and other information. Accordingly, we do not believe additional disclosure is needed.

7)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

If there are any particular circumstances in which the fund intends to use derivatives, the Staff requests we disclose and, if derivatives will result in leverage, the Staff requests we consider appropriate risk disclosure.

R:

Investing in derivative instruments is not a principal investment strategy for the funds. As a result, leverage risk is not a principal investment risk of the funds. The excerpted disclosure below is included to account for the limited circumstances under which a derivative instrument may be included in a fund’s 80% policy pursuant to the Amended Names Rule, and subject to the fund’s investment limitations with respect to derivatives. Under the Amended Names Rule, a fund may include derivative instruments in its 80% policy if the derivative instrument “provides investment exposure to investments suggested by the fund’s name” or to “one or more of the market risk factors associated with the investment focus that the fund’s name suggests”. For example, a fund may purchase a futures contract for purposes of gaining investment exposure to securities included in the fund’s index.  In that case, the fund would include the futures contract in its 80% policy. Because the fund does not have a principal investment strategy with respect to purchasing futures, or any other derivative instrument, such investments would be limited. In other words, the fund could not invest 80% of its assets in derivative instruments that provide investment exposure to securities included in the fund’s index, even though such investments would be eligible investments for purposes of the fund’s 80% policy. Because the disclosure excerpted below describes the methodology for use of derivatives and is consistent with both Form N-1A and the Amended Names Rule, we respectfully decline to modify the disclosure.

“Derivative instruments that provide investment exposure to the investments above or exposure to one or more market risk factors associated with such investments are included in the fund's 80% policy, consistent with the fund's investment policies and limitations with respect to investments in derivatives.”

8)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

Example from Fidelity Flex Large Cap Focused Index Fund:

“The fund may not always hold all of the same securities as the Fidelity U.S. Large Cap Focused IndexSM. Geode may use statistical sampling techniques to attempt to replicate the returns of the index. Statistical sampling techniques attempt to match the investment characteristics of the index and the fund by taking into account such factors as capitalization, industry exposures, dividend yield, price-to-earnings (P/E) ratio, price-to-book (P/B) ratio, and earnings growth.”

C:

The Staff requests we clearly state if the fund intends to use a sampling methodology (if so, specify whether representative sampling or another type) as opposed to replication as a means to track its index.

R:

We will revise the disclosure as follows (example from Fidelity Flex Large Cap Focused Fund):

“The fund primarily utilizes replication, however, ~~T~~the fund may not always hold all of the same securities as the Fidelity U.S. Large Cap Focused IndexSM. Geode may use statistical sampling techniques to attempt to replicate the returns of the index. Statistical sampling techniques attempt to match the investment characteristics of the index and the fund by taking into account such factors as capitalization, industry exposures, dividend yield, price-to-earnings (P/E) ratio, price-to-book (P/B) ratio, and earnings growth.”

9)

Fidelity Flex International Focused Index Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we provide the fund’s definition of emerging markets.

R:

Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, the fund believes the current principal investment risks related to the fund’s principal investment strategies are appropriately disclosed.

10)

All funds

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we clarify if this section is intended to refer to non-principal investment strategies.

R:

We believe the disclosure is clear. The “Other Investment Strategies” is a separate heading used to disclose investment strategies that are not disclosed under “Principal Investment Strategies.” The disclosure in “Other Investment Strategies” provides that such strategies are “[i]n addition to the principal investment strategies discussed above.”

11)

All funds

“Power of Attorney” (Part C)

C:

The Staff requests we update the Powers of Attorney dated January 2023 and 2020.

R:

The Powers of Attorney remain current and have not been revoked. As such, no updated Power of Attorney is required.